UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Restatement of Preliminary Operating Results for Fiscal Year 2012

On February 28, 2013, KB Financial Group Inc. (“KB Financial Group”) disclosed that its preliminary operating results for the fiscal year 2012, which were filed on February 7, 2013, have been restated to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on the Korean International Financial Reporting Standards (“K-IFRS”) and are currently being audited by our independent auditor and are subject to change.

1. Operating results of KB Financial Group (consolidated)

a.	Restated preliminary operating results of KB Financial Group for fiscal year 2012:

(Won in millions, %)		4Q 2012	3Q 2012	% Change Increase (Decrease) (Q to Q)	4Q 2011	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,007,253	6,296,285	(4.59)	5,969,498	0.63
	Cumulative	25,295,750	19,288,497	—	26,484,343	(4.49)
Operating Income	Specified Quarter	327,007	536,797	(39.08)	435,080	(24.84)
	Cumulative	2,411,398	2,084,391	—	3,398,334	(29.04)
Income before Income Taxes	Specified Quarter	214,185	510,846	(58.07)	375,944	(43.03)
	Cumulative	2,261,328	2,047,143	—	3,260,806	(30.65)
Net Income**	Specified Quarter	142,166	410,103	(65.33)	219,069	(35.10)
	Cumulative	1,702,913	1,560,747	—	2,373,026	(28.24)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

b.	Specific line items that have been restated:

-Pre-restatement (as disclosed on February 7, 2013)

(Won in millions, %)		4Q 2012	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,007,860	(4.58)	0.64
	Cumulative	25,296,357	—	(4.49)
Operating Income	Specified Quarter	421,475	(21.48)	(3.13)
	Cumulative	2,505,866	—	(26.26)
Income before Income Taxes	Specified Quarter	308,653	(39.58)	(17.90)
	Cumulative	2,355,796	—	(27.75)
Net Income**	Specified Quarter	213,772	(47.87)	(2.42)
	Cumulative	1,774,519	—	(25.22)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

-Post-restatement

(Won in millions, %)		4Q 2012	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,007,253	(4.59)	0.63
	Cumulative	25,295,750	—	(4.49)
Operating Income	Specified Quarter	327,007	(39.08)	(24.84)
	Cumulative	2,411,398	—	(29.04)
Income before Income Taxes	Specified Quarter	214,185	(58.07)	(43.03)
	Cumulative	2,261,328	—	(30.65)
Net Income**	Specified Quarter	142,166	(65.33)	(35.10)
	Cumulative	1,702,913	—	(28.24)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

2. Operating results of Kookmin Bank (consolidated)

a.	Restated preliminary operating results of Kookmin Bank for fiscal year 2012:

(Won in millions, %)		4Q 2012	3Q 2012	% Change Increase (Decrease) (Q to Q)	4Q 2011*	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	4,778,881	4,850,715	(1.48)	4,590,232	4.11
	Cumulative	19,273,344	14,494,463	—	22,274,350	(13.47)
Operating Income	Specified Quarter	177,844	406,893	(56.29)	277,562	(35.93)
	Cumulative	1,920,798	1,742,954	—	2,806,349	(31.56)
Income before Income Taxes	Specified Quarter	125,603	396,379	(68.31)	255,459	(50.83)
	Cumulative	1,850,840	1,725,237	—	2,761,814	(32.98)
Net Income***	Specified Quarter	86,948	326,253	(73.35)	129,931	(33.08)
	Cumulative	1,415,773	1,328,825	—	2,046,538	(30.82)

*	The cumulative figures herein include income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

b.	Specific line items that have been restated:

-Pre-restatement (as disclosed on February 7, 2013)

(Won in millions, %)		4Q 2012	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	4,779,488	(1.47)	4.12
	Cumulative	19,273,951	—	(13.47)
Operating Income	Specified Quarter	272,311	(33.08)	(1.89)
	Cumulative	2,015,265	—	(28.19)
Income before Income Taxes	Specified Quarter	220,070	(44.48)	(13.85)
	Cumulative	1,945,307	—	(29.56)
Net Income**	Specified Quarter	158,555	(51.40)	22.03
	Cumulative	1,487,380	—	(27.32)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

-Post-restatement

(Won in millions, %)		4Q 2012	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	4,778,881	(1.48)	4.11
	Cumulative	19,273,344	—	(13.47)
Operating Income	Specified Quarter	177,844	(56.29)	(35.93)
	Cumulative	1,920,798	—	(31.56)
Income before Income Taxes	Specified Quarter	125,603	(68.31)	(50.83)
	Cumulative	1,850,840	—	(32.98)
Net Income**	Specified Quarter	86,948	(73.35)	(33.08)
	Cumulative	1,415,773	—	(30.82)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

Amendment to the Report of Change in Revenue or Income of More than 15%

(KB Financial Group)

On February 28, 2013, KB Financial Group disclosed that it is amending its previous report of change in revenue or income of more than 15%, which was filed on February 7, 2013, to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on the K-IFRS and are currently being audited by our independent auditor and are subject to change.

a.	Amended Report of Change in Revenue or Income of More than 15% (KB Financial Group on a separate basis):

Key Details

			(Won in thousands, %)
	FY2012	FY2011	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue*	693,943,379	26,999,320	666,994,059	2,470.2
- Operating Income	645,191,215	(62,362,418)	707,553,633	N.A.	**
- Income before Income Tax	644,879,885	(65,225,447)	710,105,332	N.A.	**
- Net Income	646,235,488	(63,678,373)	709,913,861	N.A.	**
Other Financial Data
- Total Assets	18,390,027,782	18,510,689,623
- Total Liabilities	305,685,803	794,409,913
- Shareholders’ Equity	18,084,341,979	17,716,279,710
- Capital Stock	1,931,758,465	1,931,758,465
- Shareholders’ Equity/ Capital Stock Ratio (%)	936.2	917.1

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Not Applicable.

•	The increase in operating revenue and net income were primarily due to an increase in the dividends received from KB Financial Group’s subsidiaries.

b.	Specific line items that have been restated:

Other Financial Data

	FY 2012
(Won in thousands)	Pre-restatement	Post-restatement
Total Assets	18,412,767,905	18,390,027,782

Total Liabilities	328,425,926	305,685,803

Amendment to the Report of Change in Revenue or Income of More than 15%

(Kookmin Bank)

On February 28, 2013, KB Financial Group disclosed that Kookmin Bank, a wholly owned subsidiary of KB Financial Group, is amending its previous report of change in revenue or income of more than 15%, which was filed on February 7, 2013, to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on the K-IFRS and are currently being audited by our independent auditor and are subject to change.

a.	Amended Report of Change in Revenue or Income of More than 15% (Kookmin Bank on a separate basis):

Key Details

			(Won in thousands, %)
	FY2012	FY2011*	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue**	19,136,840,967	21,743,059,971	(2,606,219,004)	(12.0)
- Operating Income	1,865,425,114	2,615,686,997	(750,261,883)	(28.7)
- Income before Income Taxes	1,719,062,522	2,555,746,871	(836,684,349)	(32.7)
- Net Income	1,299,589,091	2,008,579,433	(708,990,342)	(35.3)
Other Financial Data
- Total Assets	258,555,015,876	257,728,624,652
- Total Liabilities	238,677,482,134	238,720,226,628
- Shareholders’ Equity	19,877,533,742	19,008,398,024
- Capital Stock	2,021,895,580	2,021,895,580
- Shareholders’ Equity / Capital Stock Ratio (%)	983.1	940.1

*	The figures for operating revenue, operating income and income before income taxes in the table above for fiscal years 2011 exclude income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•

The decrease in operating income and net income were due primarily to (i) a decrease in interest income attributable mainly to a decrease in our net interest margin and (ii) a decrease in non-interest income attributable mainly to one-off items.

b.	Specific line items that have been restated:

Revenue and Income

(Won in thousands)	FY 2012
	Pre-restatement	Post-restatement
Operating Income	1,959,892,428	1,865,425,114

Income before Income Taxes	1,813,529,836	1,719,062,522

Net Income	1,371,195,469	1,299,589,091

Other Financial Data

(Won in thousands)	FY 2012
	Pre-restatement	Post-restatement
Total Assets	258,648,983,964	258,555,015,876

Total Liabilities	238,699,843,844	238,677,482,134

Shareholders’ Equity	19,949,140,120	19,877,533,742

Shareholders’ Equity / Capital Stock Ratio (%)	986.7	983.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 28, 2013	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO